AIS

02060932

02 DEC 20 AM 9:12

December 11, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 466/2002**
  Subject: Share Repurchases Report No. 3/2002
  Date: December 11, 2002
- **Stock Exchange of Thailand Filing, AIS 469/2002**
  Subject: Share Repurchases Report No. 4/2002
  Date: December 13, 2002

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Prasopsook Chaiwongsurarit or Ms. Boonya Buatip.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no.(662) 299-5221 or prasopsc@shincorp.com or boonya@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dlw 1/10

Enclosure

02 DEC 20 AM 9: 12

Rule 12g3-2 (b) Exemption File No. 82-3236

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 11, 2002

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is for financial management purposes.
Advanced Info Service Public Company Limited
Date December 11, 2002

1. Procedure for repurchasing shares
   ...X.. on the Stock Exchange of Thailand
   The due date of the share repurchase project June 1, 2003
   (This process of share repurchase must be completed within 6 months)
   ..... General offer

2. Share repurchasing for financial management purposes
   2.1 Date of the resolution of the board of directors to undertake share repurchases November 14, 2002
   2.2 The results of share repurchase
   Total Number of shares purchased 90,000,000 shares or equal to 3.07% of paid-up capital.

Repurchased Date	Number of shares repurchased	Highest price (Baht/share)	Lowest price (Baht/share)	Total (Baht)
December 11, 2002	52,000	34.50	34.25	1,793,500

   2.3 Cumulative number of shares repurchased
   - Cumulative number of shares repurchased to date (including item 2.2) 307,000 shares or equal to 0.010% of paid-up capital which is 10,582,700 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 13, 2002

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is for financial management purposes.
Advanced Info Service Public Company Limited
Date December 13, 2002

1. Procedure for repurchasing shares
   ...X.. on the Stock Exchange of Thailand
   The due date of the share repurchase project June 1, 2003
   (This process of share repurchase must be completed within 6 months)
   ..... General offer

2. Share repurchasing for financial management purposes
   2.1 Date of the resolution of the board of directors to undertake share repurchases November 14, 2002
   2.2 The results of share repurchase
   Total Number of shares purchased 90,000,000 shares or equal to 3.07% of paid-up capital.

Repurchased Date	Number of shares repurchased	Highest price (Baht/share)	Lowest price (Baht/share)	Total (Baht)
December 13, 2002	65,000	33.50	32.75	2,151,250

   2.3 Cumulative number of shares repurchased
   - Cumulative number of shares repurchased to date (including item 2.2) 372,000 shares or equal to 0.013% of paid-up capital which is 12,733,950 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Rule 12g3-2 (b) Exemption File No. 82-3236

02 DEC 20 AM 9: 12

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 11, 2002

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is for financial management purposes.
Advanced Info Service Public Company Limited
Date December 11, 2002

1. Procedure for repurchasing shares
   ...X.. on the Stock Exchange of Thailand
   The due date of the share repurchase project June 1, 2003
   (This process of share repurchase must be completed within 6 months)
   ..... General offer

2. Share repurchasing for financial management purposes
   2.1 Date of the resolution of the board of directors to undertake share repurchases November 14, 2002
   2.2 The results of share repurchase
   Total Number of shares purchased 90,000,000 shares or equal to 3.07% of paid-up capital.

Repurchased Date	Number of shares repurchased	Highest price (Baht/share)	Lowest price (Baht/share)	Total (Baht)
December 11, 2002	52,000	34.50	34.25	1,793,500

2.3 Cumulative number of shares repurchased
- Cumulative number of shares repurchased to date (including item 2.2) 307,000 shares or equal to 0.010% of paid-up capital which is 10,582,700 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 13, 2002

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is for financial management purposes.
Advanced Info Service Public Company Limited
Date December 13, 2002

1. Procedure for repurchasing shares
   ...X.. on the Stock Exchange of Thailand
   The due date of the share repurchase project June 1, 2003
   (This process of share repurchase must be completed within 6 months)
   ..... General offer

2. Share repurchasing for financial management purposes
   2.1 Date of the resolution of the board of directors to undertake share repurchases November 14, 2002
   2.2 The results of share repurchase
   Total Number of shares purchased 90,000,000 shares or equal to 3.07% of paid-up capital.

Repurchased Date	Number of shares repurchased	Highest price (Baht/share)	Lowest price (Baht/share)	Total (Baht)
December 13, 2002	65,000	33.50	32.75	2,151,250

   2.3 Cumulative number of shares repurchased
   - Cumulative number of shares repurchased to date (including item 2.2) 372,000 shares or equal to 0.013% of paid-up capital which is 12,733,950 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

December 16, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention:	International Corporate Finance
Re:	Advanced Info Service Public Company Limited
	Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 471/2002**

  Subject: Share Repurchases Report No. 5/2002

  Date: December 16, 2002

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Prasopsook Chaiwongsurarit or Ms. Boonya Buatip.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no.(662) 299-5221 or prasopsc@shincorp.com or boonya@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

AIS

December 16, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 471/2002**
  Subject: Share Repurchases Report No.5/2002
  Date: December 16, 2002

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Prasopsook Chaiwongsurarit or Ms. Boonya Buatip.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no.(662) 299-5221 or prasopsc@shincorp.com or boonya@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 16, 2002

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is for financial management purposes.
Advanced Info Service Public Company Limited
Date December 16, 2002

1. Procedure for repurchasing shares
   ...X.. on the Stock Exchange of Thailand
   The due date of the share repurchase project June 1, 2003
   (This process of share repurchase must be completed within 6 months)
   ..... General offer

2. Share repurchasing for financial management purposes
   2.1 Date of the resolution of the board of directors to undertake share repurchases November 14, 2002
   2.2 The results of share repurchase
   Total Number of shares purchased 90,000,000 shares or equal to 3.07% of paid-up capital.

Repurchased Date	Number of shares repurchased	Highest price (Baht/share)	Lowest price (Baht/share)	Total (Baht)
December 16, 2002	650,000	32.00	31.50	20,667,425

   2.3 Cumulative number of shares repurchased
   - Cumulative number of shares repurchased to date (including item 2.2) 1,022,000 shares or equal to 0.035% of paid-up capital which is 33,401,375 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 16, 2002

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is for financial management purposes.
Advanced Info Service Public Company Limited
Date December 16, 2002

1. Procedure for repurchasing shares
   ...X.. on the Stock Exchange of Thailand
   The due date of the share repurchase project June 1, 2003
   (This process of share repurchase must be completed within 6 months)
   ..... General offer

2. Share repurchasing for financial management purposes
   2.1 Date of the resolution of the board of directors to undertake share repurchases November 14, 2002
   2.2 The results of share repurchase
   Total Number of shares purchased 90,000,000 shares or equal to 3.07% of paid-up capital.

Repurchased Date	Number of shares repurchased	Highest price (Baht/share)	Lowest price (Baht/share)	Total (Baht)
December 16, 2002	650,000	32.00	31.50	20,667,425

   2.3 Cumulative number of shares repurchased
   - Cumulative number of shares repurchased to date (including item 2.2) 1,022,000 shares or equal to 0.035% of paid-up capital which is 33,401,375 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.